



Michelle Gordon

CPHR,CPA,CMA

Vancouver, British Columbia, Canada

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Self-Employed

 **Chartered Professional Accountants of Canada...**

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195 connections

An accomplished professional with advanced analytical and problem solving skills, who achieves operational efficiencies and improves service delivery. Through exceptional leadership and interpersonal skills she has built strong teams to achieve success. Her extensive knowledge in budg...

Cuz Less is More


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Articles

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Hiring a Operations Manager/COO

Michelle Gordon
Published on LinkedIn

The ideal candidate for this position will have experience taking soft good and consumable products from an idea to a purchase by the customer and all steps in between. They are comfortable both developing products as well as creating and managing vendor and strategic relationships. Working in a startup environment they are capable and happy wearing many hats, to ensure all facets of the business are coordinated and working together. This may includ...

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Experience

Self-Employed   **Contract Controller/CFO**
Self-Employed
Aug 2016 – Present · 2 yrs 2 mos
Vancouver, Canada Area
• Financial modeling, forecasting, budgeting, costing and analysis.
• Payroll application implementation and training.
• Financial management policies and procedure implementation.
• AR and bad debt procedure and implementation.
• HR, including employee turnover solutions, hiring, training and supervision of staff.
• Change management and process redesign to maximize effectiveness and efficiency.

- Monthly reporting, financial consolidation, Year End financials, MD&A's, NTR's and T2's.
- Inventory accounting, management and analysis.... See more


3 tier logic

Controller
3 tier logic
Jun 2015 – Jul 2016 · 1 yr 2 mos
Vancouver, Canada Area
- Created budgets and forecasts, and managed cash flows and implementation of financial controls.
- Created financial models for investors and listed company on the OTC.
- Managed employee and contract worker contracts and performance managemen... See more


Integrated Success

Self Employed
Integrated Success
Sep 2012 – Jun 2015 · 2 yrs 10 mos
Victoria, BC
- Performed controllership and accounting work.
- Assist with setting up not-for-profits accounting systems.
- Prepared budget, financial forecasts, and analysis of current results.
- Created financial statements and working papers in preparation for year-end audi... See more


The Corporation of the District of Saanich

Various Positions
The Corporation of the District of Saanich
Jan 2002 – Jun 2015 · 13 yrs 6 mos
Victoria, BC
Finance Department (Sept 2014 – Jun 2015) Jun 2015
- Performed multiple bank account reconciliations, journal entries, AP/AR and record maintenance.
- Performed travel, employee recognition and capital accounts analysis.... See more


Victoria Mom.ca

Editor In Chief
VictoriaMom.ca
2013 – 2015 · 2 yrs

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Education


Chartered Professional

Chartered Professional Accountants of Canada (CPA Canada)
CPA, CMA
2012


BCHRMA

BCHRMA
CPHR
2009


Thompson Rivers University

Thompson Rivers University
Bachelor of Commerce - BCom
2008

Volunteer Experience



Committee member
Esquimalt Parks and Recreation Committee
2013 – 2015 • 2 yrs



Secretary-Treasurer
Greater Victoria Police Victim Services
2010 – 2014 • 4 yrs



Board Member(PD and Event Coordinator)
CMA Victoria
2012 – 2014 • 2 yrs

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